Gregory E. Xethalis Senior Counsel	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2521 xethalis@chapman.com

April 30, 2018

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrants”)

Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on April 19, 2018 to me regarding the IndexIQ ETF Trust’s 2017 Annual Report to Shareholders and future annual reports and registration statements for both Registrants. On behalf of the Registrants, your comments and the Registrants’ responses thereto are provided below.

Comment 1:  Certain of the series of each Registrant (each a “Fund”) have expense limitation agreements that appear to permit the adviser to recoup certain waived or assumed expenses over a five-year recoupment period. The position of the Securities and Exchange Commission staff (the “Staff”) is that the recoupment period should be no more than three years from the date of the fee waiver. This allows a fund to avoid immediately recording a liability for the amount of the potential recoupment, because the repayment, in most cases, does not appear probable over a three-year life. The Staff believes that the longer the time period, the more probable a fund would be able to repay expenses previously waived, in which case the fund would need to book a liability for any waived expenses to be remitted to the adviser. We believe that these potential recoupment amounts cannot be rolled forward indefinitely unless they are recorded as a liability.

Please represent to us in correspondence that, in each Registrant’s next prospectus update, the language will be changed to limit the recapture to a period of not more than three years from the date of the waiver.

Response: The Registrants hereby represent to the Staff that, to the extent that an expense limitation agreement is in effect with respect to a Fund, the next prospectus update for such Fund will include language that clarifies that the potential recapture period will not extend beyond the third anniversary of the date of the applicable waiver.

Comment 2:  In addition, please confirm that any recoupments pursuant to an expense limitation would be limited such that the operating expenses of the applicable Fund would not exceed the lesser of i) the expense cap in effect at the time of the waiver and ii) the expense cap in effect at the time of recapture.

Response: The Registrants hereby confirm that any such recoupments would be so limited.

Comment 3:  Please update the disclosures in each Fund’s prospectus and future shareholder reports as applicable.

Response:  Comment accepted.

If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin of IndexIQ Advisors LLC at (914) 481-8397, or the undersigned at (212) 655-2521.

Sincerely,

/s/ Gregory E. Xethalis

Gregory E. Xethalis